     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE FILED A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH HAS DECLARED THAT REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES, AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-53647
                               SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT, DATED FEBRUARY 24, 1999

   PROSPECTUS SUPPLEMENT
   (To Prospectus dated May 27, 1998)

                                   $200,000,000

                                       LOGO

                         % SUBORDINATED NOTES DUE MARCH 1, 2009

        Interest on the Subordinated Notes will be payable semi-annually on March 1 and September 1 of each year, beginning September 1, 1999. The Subordinated Notes are not redeemable prior to maturity on March 1, 2009. There is no sinking fund. Payment of principal of the Subordinated Notes may be accelerated only in the case of certain events of bankruptcy or insolvency.

        The Subordinated Notes are unsecured obligations of HSBC Americas, Inc. They will rank junior to our Senior Indebtedness. They are not savings accounts, deposits or other obligations of any bank or non-bank subsidiary of HSBC Americas, Inc. Neither the Federal Deposit Insurance Corporation nor any other government agency has insured the Subordinated Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                         PER NOTE       TOTAL
                                                         --------      --------
Public Offering Price................................          %       $
Underwriting Discount................................          %       $
Proceeds, before expenses, to HSBC Americas, Inc.....          %       $

                               ------------------

     The Subordinated Notes will be ready for delivery in book-entry form only through The Depository Trust Company, Cedel Bank and Euroclear on or about
               , 1999.

                               ------------------

                                  HSBC MARKETS
LEHMAN BROTHERS                                              MERRILL LYNCH & CO.

                               ------------------

        The date of this Prospectus Supplement is                , 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
HSBC Americas, Inc..........................................     S-3
Recent Developments.........................................     S-3
Use of Proceeds.............................................     S-4
Capitalization..............................................     S-4
Consolidated Ratios of Earnings to Fixed Charges and
  Combined Fixed Charges and Preferred Stock Dividend
  Requirements..............................................     S-5
Recent Financial Results....................................     S-5
Selected Consolidated Financial Data........................     S-7
Description of Subordinated Notes...........................     S-9
Taxation in the United States...............................    S-14
Underwriting................................................    S-16
Legal Opinions..............................................    S-17

                                   PROSPECTUS

                                                                PAGE
                                                                ----
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
The Corporation.............................................      3
Competition and Industry Consolidation......................      4
Consolidated Ratios of Earnings to Fixed Charges and
  Combined Fixed Charges and Preferred Stock Dividend
  Requirements..............................................      5
Supervision and Regulation..................................      5
Use of Proceeds.............................................     12
Description of Debt Securities..............................     12
Description of Preferred Stock..............................     21
Capital Securities..........................................     24
Plan of Distribution........................................     24
ERISA Matters...............................................     25
Legal Opinions..............................................     26
Experts.....................................................     26

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND THE OFFERING OF THE SUBORDINATED NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS WHO RECEIVE THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE, AND MAY NOT BE USED IN CONNECTION WITH, AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER BY ANY PERSON NOT QUALIFIED TO MAKE SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. SEE "UNDERWRITING." THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR ANY SALE OF THE SUBORDINATED NOTES.

                              HSBC AMERICAS, INC.

     HSBC Americas, Inc., formerly known as Marine Midland Banks, Inc., is a New York-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. We may refer to ourselves as "we" or as "the Corporation" in this Prospectus Supplement.

     At December 31, 1998, the Corporation and its subsidiaries together had the following assets, deposits and shareholder's equity:

        Assets.......................................... $33.9 billion
        Deposits........................................ $26.3 billion
        Shareholders' equity............................  $2.2 billion

HSBC HOLDINGS PLC

     We are an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC Holdings"), a United Kingdom public company. HSBC Holdings is also the ultimate parent company of The Hongkong and Shanghai Banking Corporation Limited and Midland Bank plc. HSBC Holdings and its consolidated subsidiaries, which are called the HSBC Group, with assets of approximately $483 billion at December 31, 1998 and net income of approximately $4.3 billion for the twelve months ended December 31, 1998, is one of the world's largest banking groups. It is an international banking and financial services organization with major commercial and investment banking franchises operating under long established names in Asia, Europe, North America and the Middle East. The principal executive offices of HSBC Holdings are in London, England.

MARINE MIDLAND BANK

     Our principal subsidiary, Marine Midland Bank ("the Bank"), had assets of $33.2 billion and deposits of $26.5 billion at September 30, 1998. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, corporations, institutions and governments. It is supervised and routinely examined by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System.

     The Bank is a regional bank with 374 branches throughout the Northeast, including the entire State of New York. It has a presence in each of the upstate New York markets, as well as in New York City. The Bank also offers selected banking products, including credit cards and asset based lending, on a national basis. Through its affiliation with HSBC Holdings, the Bank offers its customers access to global markets and services. In addition, the Bank plays a role in the delivery and processing of other products of HSBC Holdings.

                              RECENT DEVELOPMENTS

     In November and December of 1998 and January of 1999, the Corporation purchased a portfolio of $1.7 billion of commercial loans and assumed $91 million of deposit liabilities of the U.S. branches of The Hongkong and Shanghai Banking Corporation Limited. The portfolio consisted principally of loans, lines of credit and trade finance facilities primarily outstanding to large domestic companies in good credit standing. The acquisition of this portfolio was consistent with the Corporation's strategic objective to expand the scope and volume of its high quality commercial lending activities. Funding for the transaction was provided primarily through the sale of short-term investments.

     The Corporation received a contribution to pre-tax income of $33 million in the fourth quarter of 1998 as a result of the settlement of previously disallowed income tax credits on Brazilian debt it no longer holds. Applicable income tax expense was reduced by a net amount of $10 million.

                                USE OF PROCEEDS

     We estimate that we will receive $          million, after deducting
offering expenses and underwriting commissions, from the sale of the Subordinated Notes. These proceeds will be added to the general funds of the Corporation and will be available for general corporate purposes, such as the funding of investments in or extensions of credit to subsidiaries (such as the Bank) or affiliates (such as HSBC Securities, Inc.), or the financing of future acquisitions of financial institutions and banking or other assets. Until the money is needed for these long-term investments, the net proceeds will be invested in short-term investments, including deposits with the Bank and other subsidiary banks of HSBC Holdings.

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of September 30, 1998 and as adjusted to give effect to the issuance of the Subordinated Notes offered by this Prospectus Supplement.

                                                                AS OF SEPTEMBER 30, 1998
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                ----------    -----------
                                                                    ($ IN THOUSANDS)
LONG TERM DEBT
Floating Rate Subordinated Capital Notes due 1999...........    $  100,000    $  100,000
Floating Rate Subordinated Notes due 2000...................       200,000       200,000
Floating Rate Subordinated Notes due 2009...................       124,320       124,320
7.00% Subordinated Notes due 2006...........................       297,963       297,963
   % Subordinated Notes due 2009 offered by this Prospectus
  Supplement................................................             0       200,000
                                                                ----------    ----------
                                                                   722,283       922,283
Guaranteed mandatorily redeemable preferred securities:
  7.808% Capital Securities due 2026........................       200,000       200,000
  8.38% Capital Securities due 2027.........................       200,000       200,000
Fixed rate Federal Home Loan Bank of NY Advances............       140,877       140,877
Collateralized mortgage obligations.........................         4,912         4,912
Other notes payable.........................................           130           130
Obligations under capital leases............................        30,112        30,112
                                                                ----------    ----------
Total long term debt........................................     1,298,314     1,498,314
                                                                ----------    ----------
SHAREHOLDERS' EQUITY
Preferred Stock.............................................            --            --
Common Stock, $5 par value, 1,100 shares authorized, 1,001
  shares outstanding........................................             5             5
Capital surplus.............................................     1,805,867     1,805,867
Retained earnings...........................................       218,550       218,550
Accumulated other comprehensive income......................        65,247        65,247
                                                                ----------    ----------
Total shareholders' equity..................................     2,089,669     2,089,669
                                                                ----------    ----------
TOTAL CAPITALIZATION........................................    $3,387,983    $3,587,983
                                                                ==========    ==========

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
                           AND COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The Corporation's ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements are set forth below for the periods indicated.

                                                           NINE
                                                          MONTHS
                                                           ENDED
                                                       SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                                       -------------   --------------------------------
                                                       1998    1997    1997   1996   1995   1994   1993
                                                       -----   -----   ----   ----   ----   ----   ----
Earnings to Fixed Charges:
  Excluding Interest on Deposits.....................  3.30    3.19    3.05   4.03   3.35   1.48   0.00
  Including Interest on Deposits.....................  1.63    1.69    1.66   1.83   1.55   1.17   0.58
Earnings to Combined Fixed Charges and Preferred
  Stock Dividend Requirements:
  Excluding Interest on Deposits.....................  3.30    3.17    3.03   3.84   3.19   1.43   0.00
  Including Interest on Deposits.....................  1.63    1.69    1.66   1.80   1.53   1.16   0.57

     Fixed charges exceeded earnings by $212 million in 1993, while earnings exceeded fixed charges in 1994, 1995, 1996 and 1997 by $85 million, $336 million, $549 million and $662 million, respectively. Fixed charges and Preferred Stock dividends exceeded earnings by $218 million in 1993, while earnings exceeded fixed charges and Preferred Stock dividends in 1994, 1995, 1996 and 1997 by $79 million, $329 million, $540 million and $660 million, respectively.

     For purposes of computing both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income (loss) before the cumulative effect of a change in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year. No tax adjustments were made in loss years.

                            RECENT FINANCIAL RESULTS

NINE MONTHS ENDED SEPTEMBER 30, 1998

     We reported net income for the nine months ended September 30, 1998 of $368 million, up 5% from $351 million for the comparable period in 1997. Return on average common equity was 23.49% for the first nine months of the year, compared to 22.92% for the same period in 1997, while return on average assets was 1.51% compared to 1.65% during the same period last year.

     Net interest income during the first nine months of 1998 was $870 million, compared with $883 million for the same period in 1997. Taxable equivalent net interest margin was 3.58% during the first nine months of 1998, compared to 4.17% for the comparable period in 1997.

     Although our interest income of $1,750 million for the first nine months of 1998 was 9.6% higher than the first nine months of 1997 and average earning assets of $31 billion for the first nine months of 1998 were 14.8% higher than the first nine months of 1997, the average rate we earned on earning assets was 7.65% for the first nine months of 1998, down from 8.01% a year ago. The yield on our earning assets declined as a result of a significant increase in short-term treasury assets and a change in the mix of loans, with more lower yielding commercial and fewer higher yielding consumer loans. The change in mix of loans was consistent with the Corporation's strategic objective to expand the scope and volume of its high quality commercial lending activities.

     Interest expense for the first nine months of 1998 was $880 million or 23.5% above the first nine months of 1997. Average interest-bearing liabilities for the first nine months of 1998 were $26 billion, 18.3% higher than a year ago. The average rate we paid on interest-bearing liabilities was 4.52% for the first nine months of 1998 compared with 4.33% a year ago. A significant part of the increase in our average interest-bearing liabilities was attributable to higher levels of deposits placed with the Bank by other members of the HSBC Group.

     The decrease in our net interest margin during the first nine months of 1998 was a direct result of the change in the mix of loans, the placement of the higher level of HSBC Group deposits in short-term investments, and the impact of a flatter yield curve and competitive pricing pressures.

     The provision for credit losses of $59 million was $4 million lower than in the comparable period in 1997. Net charge-offs in the credit card portfolio for the first nine months of 1998 were at a level of 0.3% of average outstanding loans, as compared to 0.5% a year earlier.

     Non-performing assets, which are composed of nonaccruing loans, other real estate owned and other owned assets, were $301 million at September 30, 1998, or 0.9% of total assets. This was a $26 million decrease from the September 30, 1997 level, which was 1.04% of total assets. The allowance for credit losses was $403 million at September 30, 1998, or 139.9% of non-accruing loans.

     Other operating income, excluding gains and losses, increased by 28.9% to $320 million in the first nine months of 1998, as compared to $248 million for the same period in 1997. Other income for the first nine months of 1998 included gains of $28 million on the sales of selected credit card portfolios. Other operating income also benefited from increases in service charges, gains on a sale of residential loans and commissions on the sale of mutual funds and securities.

     Total assets on September 30, 1998 were $33.3 billion, an increase of $1.9 billion or 6.2% from September 30, 1997. The increase was principally the result of increased short-term treasury assets reflecting deposits from institutional investors and HSBC Group members.

     Shareholders' equity totaled $2.1 billion at September 30, 1998, an increase of $51 million and $54 million over shareholders' equity at December 31, 1997 and September 30, 1997, respectively. Total equity as a percent of total assets amounted to 6.27% at September 30, 1998. Under risk-based capital rules, Tier 1 and total capital ratios were 8.90% and 12.74%, respectively, of risk-adjusted assets at September 30, 1998. The Corporation's leverage ratio as of September 30, 1998 was 6.27%.

YEAR ENDED DECEMBER 31, 1998

     We reported pre-tax net income for the year ended December 31, 1998 of $765 million, up 15% from $664 million in 1997. Net income after taxes for 1998 was $527 million, up 12% from $471 million in 1997.

     In the fourth quarter of 1998, we benefited from a settlement with the U.S. Internal Revenue Service on Brazilian tax credits disallowed in the 1980's, which contributed $33 million to pre-tax net income and reduced taxes by a net amount of $10 million. In addition, we recorded $28 million of gains on the sale of certain credit card portfolios earlier in the year. Excluding both the benefit of the Brazilian settlement and the credit card portfolio sale, full-year pre-tax income would have been $704 million, up 6% from 1997.

     Return on average common equity was 24.93% for 1998, compared with 22.93% in 1997. Total assets on December 31, 1998 were $33.9 billion, an increase of
2.4 billion or 8% from December 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated historical financial information for the Corporation for each of the years in the five-year period ended December 31, 1997 and for the nine-month periods ended September 30, 1997 and 1998. Such information has been derived from, should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the notes accompanying them, incorporated by reference in the Prospectus. The financial information for the five years ended December 31, 1997 has been derived from our audited consolidated financial statements.

     The unaudited financial information for the nine-month periods ended September 30, 1997 and 1998 has been derived from our unaudited consolidated financial statements. In the opinion of our management, the unaudited consolidated financial statements used to prepare the nine-month information contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for the nine-month periods ended September 30, 1997 and 1998 do not necessarily predict the results which may be expected for any other period or for the fiscal year as a whole.

     Our reported results have been restated to include the results of Concord Leasing, Inc. ("Concord") and Oleifera Investments, Ltd. ("Oleifera"). Concord was merged with the Corporation on January 1, 1995, and Oleifera was merged with the Corporation on January 1, 1996. Both Concord and Oleifera were indirect wholly-owned subsidiaries of HSBC Holdings prior to their respective mergers with the Corporation, and both had tax loss carryforwards. These transactions were accounted for as a transfer of assets between companies under common control. Accordingly, the Corporation's financial results were restated to include the accounts and results of operations of Concord and Oleifera as if the transactions had occurred as of the beginning of the earliest period presented. This restatement reduced the Corporation's net income by $8 million in 1995, $266 million in 1994 and $363 million in 1993. Prior to this restatement, the Corporation reported net income of $292 million, $229 million and $173 million for the years ended December 31, 1995, 1994 and 1993, respectively. The data in the following table has been restated to include the accounts and results of operations of Concord and Oleifera.

                              HSBC AMERICAS, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                ($ IN MILLIONS)

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTEMBER 30,                YEARS ENDED DECEMBER 31,
                                               -----------------   -----------------------------------------------
                                                1998      1997      1997      1996      1995      1994      1993
                                               -------   -------   -------   -------   -------   -------   -------
                                                  (UNAUDITED)
SUMMARY INCOME STATEMENT:
Net interest income.........................   $   870   $   883   $ 1,173   $   962   $   892   $   782   $   727
Provision for credit losses.................        59        63        87        65       175       169       108
Other operating income......................       330       262       359       311       315       296       117
Other operating expense.....................       580       581       781       657       696       820       944
                                               -------   -------   -------   -------   -------   -------   -------
Income (loss) before taxes and the
  cumulative effect of change in accounting
  principle.................................       561       501       664       551       336        89      (208)
Applicable income tax expense...............       193       150       193       171        52       126        22
                                               -------   -------   -------   -------   -------   -------   -------
Income (loss) before the cumulative effect
  of change in accounting principle.........       368       351       471       380       284       (37)     (230)
Cumulative effect of change in accounting
  principle (a).............................        --        --        --        --        --        --        40
                                               -------   -------   -------   -------   -------   -------   -------
Net income (loss)...........................   $   368   $   351   $   471   $   380   $   284   ($   37)  ($  190)
                                               =======   =======   =======   =======   =======   =======   =======
SELECTED PERIOD END BALANCES:
Total assets................................   $33,342   $31,406   $31,518   $23,630   $20,553   $19,120   $20,323
Loans.......................................    21,063    21,569    21,622    14,692    13,772    13,134    12,521
Allowance for credit losses.................       403       427       409       418       478       531       524
Deposits....................................    25,658    22,191    22,817    17,710    15,330    13,781    12,979
Long term debt..............................     1,298     1,814     1,708     1,080       710       713     1,704
Preferred shareholders' equity..............         0         0         0        98        98        98        98
Common shareholder's equity.................     2,090     2,036     2,039     1,875     1,599     1,559     1,602
Total shareholders' equity..................     2,090     2,036     2,039     1,973     1,697     1,657     1,700
SELECTED FINANCIAL RATIOS:
Return on average total assets..............      1.51%     1.65%     1.62%     1.83%     1.50%    (0.20)%   (0.99)%
Return on average common equity.............     23.49     22.92     22.93     21.33     16.53     (2.72)   (12.48)
Average total shareholders' equity to
  average total assets......................      6.44      7.28      7.14      8.90      9.37      9.00      8.68
Allowance for credit losses as a % of total
  loans at period end.......................      1.91      1.98      1.89      2.85      3.47      4.05      4.19
Nonaccruing loans as a % of total loans at
  period end................................      1.37      1.49      1.44      2.43      3.40      8.08      8.95
Nonaccruing loans, other real estate and
  other owned assets as a % of total assets
  at period end.............................       .90      1.04      1.02      1.57      2.81      6.34      6.74

-------------------------

(a) Includes the cumulative effect of the change in the method of accounting for income taxes in 1993.

                       DESCRIPTION OF SUBORDINATED NOTES

     We provide information to you about the Subordinated Notes (referred to in the accompanying Prospectus as the "Subordinated Securities") in two documents that progressively provide more detail -- this Prospectus Supplement and the accompanying Prospectus. Since the terms of these Subordinated Notes may differ from the general terms of the Subordinated Securities described in the Prospectus, you should rely on the information in this Prospectus Supplement over contradictory information in the Prospectus. You should read the Prospectus and this Prospectus Supplement together for a complete description of the Subordinated Notes. Terms that are capitalized but not defined in this Prospectus Supplement have been defined in the accompanying Prospectus.

GENERAL

     The Subordinated Notes will be limited to $200 million aggregate principal amount and will mature on March 1, 2009 (the "Maturity Date"). We will issue the Subordinated Notes under an Indenture dated October 24, 1996 and supplemented
December 12, 1996 and             , 1999 (collectively, the "Indenture"). The
Indenture was executed by the Corporation and Bankers Trust Company, as trustee (the "Trustee"). The Indenture is more fully described in the accompanying Prospectus.

     We will sell the Subordinated Notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Subordinated Notes will bear interest at the rate per year shown on the cover page of this Prospectus Supplement. Interest will be payable semi-annually in arrears on March 1 and September 1 of each year (each, an "Interest Payment Date"), beginning September 1, 1999, to the person in whose name each Subordinated Note is registered at the close of business on the fifteenth day next preceding such Interest Payment Date, until the principal thereof is paid or made available for payment. The Subordinated Notes are not redeemable prior to maturity. See "Description of Debt Securities -- Subordinated Debt Securities -- Redemption" in the accompanying Prospectus. The Subordinated Notes are not subject to any sinking fund. Payment of principal on the Subordinated Notes may be accelerated only in the case of certain events of bankruptcy or insolvency. Provisions of the Indenture relating to defeasance will be applicable to the Subordinated Notes. Defeasance of the Corporation's obligations with respect to the Subordinated Notes is subject to the prior written approval of the Federal Reserve Board and the Bank of England. See "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

     If we do not pay any installment of interest on the Subordinated Notes on the applicable Interest Payment Date, or do not pay all or any part of the principal on the Maturity Date, Holders of the Subordinated Notes will not be able to accelerate the maturity of the principal of the Subordinated Notes by reason of such nonpayment, and our obligation to make such payments will be deferred until (i) in the case of a payment of interest, the first date, if any, following the original Interest Payment Date on which a dividend is paid on any class of share capital of the Corporation (the date on which such dividend is paid, the "deferred Interest Payment Date") and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the Maturity Date (the "deferred Stated Maturity"). Deferred payments will not be treated as due for any purpose until the deferred Interest Payment Date or deferred Stated Maturity, as the case may be, when such payment shall be and become due and payable without any further act or deed on the part of the Trustee or any Holder; provided, however, that any payment so deferred shall accrue interest during the period of such deferral at the rate per annum specified on the front cover of this Prospectus Supplement. We may defer any interest payment due on an Interest Payment Date following the deferred Interest Payment Date until the next date on which we pay a dividend on any class of share capital of the Corporation. The payment of accrued interest could be deferred indefinitely until a dividend is paid; accrued interest would nonetheless be due and payable upon the occurrence of certain events of bankruptcy. Because a deferral of payment of interest or principal on the Subordinated Notes would materially impair future efforts of the Corporation to raise financing in the capital markets, we believe that the likelihood of it deferring a payment of interest or principal is remote.

NO PAYMENT OF ADDITIONAL AMOUNTS

     In the event that any payment on a Subordinated Note by us or any paying agent is subject to withholding of United States federal income tax (as a result of a change in law or otherwise), we will not pay additional amounts to the Holders of the Subordinated Notes. See "Taxation in the United States."

SUBORDINATION

     The Subordinated Notes will be our direct, unsecured obligations and will be subordinate in right of payment to all of our Senior Indebtedness. The Indenture does not limit or prohibit us from incurring Senior Indebtedness. As of September 30, 1998, we had outstanding approximately $3.6 billion principal amount of Senior Indebtedness. The Subordinated Notes will rank equally in right of payment among themselves, without any preference one over the other by reason of date of issue or otherwise. The Subordinated Notes will also rank equally in right of payment with Indebtedness Ranking on a Parity with the Debt Securities (as defined in the Indenture). Indebtedness Ranking on a Parity with the Subordinated Notes, as of September 30, 1998, aggregated approximately $700 million in principal amount.

BOOK-ENTRY SYSTEM

     The Subordinated Notes will be issued in book-entry form represented by one or more global securities in registered form (each, a "Global Note"). Each Global Note will be held through The Depository Trust Company ("DTC"), as depositary, and will be registered in the name of Cede & Co., as nominee of DTC. Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Cedel Bank, societe anonyme ("Cedel Bank"), or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedel Bank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel Bank's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Cedel Bank and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries").

     So long as DTC or its nominee is the registered holder of a Global Note, DTC or its nominee, as applicable, will be considered the sole owner or holder of the Subordinated Notes represented by such Global Note for all purposes under the Indenture (a "Holder" for purposes of the Indenture). Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Subordinated Notes registered in their names, will not receive or be entitled to receive physical delivery of Subordinated Notes in certificated form and will not be considered Holders thereof under the Indenture. Accordingly, in order to exercise any rights of a Holder of Subordinated Notes under the Indenture, each person owning a beneficial interest in the Global Note representing the Subordinated Notes must rely on the procedures of DTC or, if such person is not a DTC Participant (as defined below), on the procedures of the DTC Participant and, if applicable, the Indirect Participant (as defined below) through which such person owns its interest. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to own, transfer or pledge beneficial interests in a Global Note.

     DTC has advised the Corporation and the Underwriters as follows:

     DTC is a limited-purpose trust company organized under New York law, a "banking organization" within the meaning of New York law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities deposited by DTC Participants and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic computerized book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC's direct participants ("DTC Participants") include securities brokers and dealers (including one or more of the Underwriters), banks (including certain subsidiaries of the Corporation), trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives and the U.S. Depositaries) have ownership interests in DTC. DTC is owned by a number of DTC Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to DTC's book-entry system is also available to indirect participants ("Indirect Participants"), such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. The rules applicable to DTC and DTC Participants are on file with the Securities and Exchange Commission.

     Purchases of Subordinated Notes under DTC's book-entry system must be made by or through DTC Participants, which will receive a credit for the Subordinated Notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of DTC Participants and Indirect Participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC Participants or Indirect Participants through which the beneficial owner entered into the transaction. Transfers of ownership interest in the Subordinated Notes are to be accomplished by entries made on the books of DTC Participants and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Subordinated Notes, except as provided below.

     To facilitate subsequent transfers, all securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of securities deposited with it; DTC's records reflect only the identity of the DTC Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect Participants, and by DTC Participants and Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to securities held by DTC. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC Participants to whose accounts the securities are credits on the record date (identified in a listing attached to the omnibus proxy).

     Except as otherwise provided herein, DTC or its nominee, as applicable, as the Holder of a Global Note, will be the only person entitled to receive payments from the Corporation with respect to Subordinated Notes represented by such Global Note. Accordingly, payments of principal of (and premium, if any) and any interest on individual Subordinated Notes represented by such a Global Note will be made by the Corporation only to DTC or its nominee, as applicable. DTC has advised the Corporation and the Underwriters that it is DTC's practice to credit DTC Participants' accounts on the payment date in accordance with their respective holdings with respect to a Global Note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such date. Payments by DTC Participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held in "street name." Such instructions will be the responsibility of such DTC Participant and not of DTC, the Underwriters or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. The Corporation will in every case be discharged by payment to, or to the order of, DTC or its nominee, as applicable, as the Holder of such Global Note, of the amount so paid. Each of the persons shown in the records of DTC or its nominee as an owner of a beneficial interest in such Global Note must look solely to DTC or its nominee, as the case may be, for its share of any such payment so made by the Corporation. Neither the Corporation, the Trustee, nor any paying agent or authenticating agent nor the security registrar or transfer agent for such Subordinated Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of owners of beneficial interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Notes among DTC Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

     If DTC is at any time unwilling, unable or ineligible to continue as a depositary with respect to the Subordinated Notes and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue registered Subordinated Notes in certificated form in exchange for beneficial interests in the Global Notes representing such Subordinated Notes. In addition, the Corporation may at any time determine not to have Subordinated Notes represented by Global Notes and, in such event, will issue registered Subordinated Notes in certificated form in exchange for the Global Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in certificated form of a Subordinated Note or Subordinated Notes equal in principal amount to such beneficial interest and to have such Subordinated Note or Subordinated Notes registered in its name.

     As described above, Subordinated Notes issued in book-entry form through the facilities of DTC may be transferred or exchanged only through a DTC Participant or an Indirect Participant. No service charge will be made for any registration of transfer or exchange of Subordinated Notes issued in certificated form, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

     Cedel Bank has advised the Corporation and the Underwriters as follows:

     Cedel Bank is incorporated under the laws of Luxembourg as a professional depositary. Cedel Bank holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel Bank provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel Bank interfaces with domestic markets in several countries. As a professional depositary, Cedel Bank is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel Bank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Payments with respect to the Subordinated Notes, if any, held beneficially through Cedel Bank will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel Bank.

     Euroclear has advised the Corporation and the Underwriters as follows:

     Euroclear was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Payments with respect to Subordinated Notes, if any, held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

GLOBAL CLEARANCE, SETTLEMENT AND PAYMENT PROCEDURES

     Initial settlement for the Subordinated Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel Bank and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     When Subordinated Notes are to be transferred from the account of a DTC Participant (other than a U.S. Depositary) to the account of a Cedel Participant or a Euroclear Participant, the purchaser must send instructions to Cedel Bank or Euroclear through a participant at least one business day prior to settlement. Cedel Bank or Euroclear, as the case may be, will instruct its U.S. Depositary to receive the Subordinated Notes against payment. Payment will then be made by such U.S. Depositary to the DTC Participant's account against delivery of the Subordinated Notes. After DTC settlement has been completed, the Subordinated Notes will be credited to the appropriate clearing system, and that clearing system, in accordance with its usual procedures, will credit the Cedel Participant's or Euroclear Participant's account. Credit for the Subordinated Notes will appear on the next day (European time). Cash debit from the Cedel Participant's or Euroclear Participant's account will be back-valued to the DTC settlement date, and the interest on the Subordinated Notes will accrue from the DTC settlement date. If the trade fails and settlement is not completed on the intended date, the Cedel Bank or Euroclear cash debit will be valued instead as of the actual settlement date.

     Because settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Subordinated Notes to the relevant U.S. Depositary for the benefit of Cedel Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the DTC settlement date. Thus, to the DTC Participant, a cross market transaction will settle no differently than a trade between two DTC Participants.

     When Subordinated Notes are to be transferred by Cedel Bank or Euroclear through the relevant U.S. Depositary to another DTC Participant, due to time zone differences in their favor, Cedel Participants or Euroclear Participants may employ their customary procedures. The seller must send instructions to Cedel Bank or Euroclear through a participant at least one business day prior to settlement. In these cases, Cedel or Euroclear will instruct its U.S. Depositary to credit the Subordinated Notes to the DTC Participant's account against payment. The payment will then be reflected in the account of the Cedel Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Cedel Participant's or Euroclear Participant's account will be back-valued to the DTC settlement date. If the Cedel Participant or Euroclear Participant has a line of credit with its respective clearing system and elects to draw on that line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over the one-day period. If the trade fails and settlement is not completed on the intended date, receipt of the cash proceeds in the Cedel Participant's or Euroclear Participant's account would instead be valued as of the actual settlement date.

     Although DTC, Cedel Bank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Subordinated Notes among participants of DTC, Cedel Bank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

YEAR 2000 DISCLOSURE REGARDING BOOK-ENTRY SYSTEM

     DTC has advised the Corporation that management of DTC is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed DTC and Indirect Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC Participants and Indirect Participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                         TAXATION IN THE UNITED STATES

     Under current United States federal income and estate tax law:

          (a) payment on a Subordinated Note by the Corporation or any paying agent to a holder that is a Non-U.S. Holder (defined below) will not be subject to withholding of United States federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Corporation and is not a "controlled foreign corporation" for United States federal income tax purposes related to the Corporation through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a Non-U.S. Holder in compliance with applicable requirements (or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder);

          (b) a holder of a Subordinated Note that is a Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of the Subordinated Note, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States; and

          (c) a Subordinated Note will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Corporation and, at the time of such holder's death, payments of interest on such Subordinated Note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

     Payments on a Subordinated Note owned by a Non-U.S. Holder will not be subject to United States information reporting requirements, and backup withholding tax will not apply to payments on such note, if the statement described in clause (a) of the preceding paragraph is duly provided to the Fiscal Agent.

     Payment on a Subordinated Note by the United States office of a custodian, nominee or other agent of the beneficial owner of such Subordinated Note will be subject to information reporting requirements and potentially backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury (and the custodian, nominee or other agent does not have actual knowledge that the beneficial owner is a United States person) or otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Subordinated Note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker (i) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States, (ii) is not a controlled foreign corporation for United States federal income tax purposes and (iii) with respect to sales effected after December 31, 1999, is not a foreign partnership that, at any time during its taxable year, is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business. Payment of the proceeds of the sale of a Subordinated Note effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker generally has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a Subordinated Note by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury (and the custodian, nominee or other agent does not have actual knowledge that the beneficial owner is a United States person) or otherwise establishes an exemption.

     With respect to payments made after December 31, 1999, for purposes of applying the rules set forth under this heading "Taxation in the United States" to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

     For purposes of the discussion under this heading "Taxation in the United States," a "Non-U.S. Holder" is a holder of a Subordinated Note that is not a "United States person." A "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Corporation and HSBC Securities, Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters"), the Corporation has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Corporation, the respective principal amounts of the Subordinated Notes set forth after their names below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all the Subordinated Notes if any of the Subordinated Notes are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

UNDERWRITERS                                                    PRINCIPAL AMOUNT
------------                                                    ----------------
HSBC Securities, Inc........................................      $
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Total.......................................................      $200,000,000

     The Underwriters have advised the Corporation that they propose initially to offer the Subordinated Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at
such price less a concession not in excess of      % of the principal amount of
the Subordinated Notes. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of      % of the principal amount of the
Subordinated Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Underwriting Agreement provides that the Corporation will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Subordinated Notes are a new issue of securities which will not be listed on any securities exchange. The Underwriters have advised the Corporation that the Underwriters currently intend to make a market in the Subordinated Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Subordinated Notes and may discontinue any such market-making at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Subordinated Notes.

     The Underwriters and its affiliates may be customers of, engage in transactions with and perform services for the Corporation and its subsidiaries in the ordinary course of business.

     In connection with the offering made hereby, the Underwriters may purchase and sell the Subordinated Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Subordinated Notes. Short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Subordinated Notes than they are required to purchase from the Corporation. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Subordinated Notes sold in the offering may be reclaimed by the Underwriters if such Subordinated Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Subordinated Notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Because HSBC Securities, Inc. ("HSI"), an affiliate of the Corporation, is an Underwriter, the offering of the Subordinated Notes is being conducted in accordance with the applicable provisions of Rules 2710 and 2720 of the Conduct Rules (the "Conduct Rules") of the National Association of Securities Dealers, Inc. (the "NASD") and with any restrictions imposed on HSBC Securities, Inc. by the Federal Reserve Board. In accordance with the Conduct Rules, an NASD member participating in the distribution of the Subordinated Notes is not permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent of the member's customer. HSI has no obligation to make a market in the Subordinated Notes and, if commenced, may discontinue its market-making activities at any time without notice, at its sole discretion. Furthermore, HSI may be required to discontinue its market-making activities during periods when the Corporation is seeking to sell certain of its securities or when HSI, such as by means of its affiliation with the Corporation, learns of material non-public information relating to the Corporation. HSI would not be able to recommence its market-making activities until such sale has been completed or such information has become publicly available. It is not possible to forecast the impact, if any, that any such discontinuance may have on the market for the Subordinated Notes. Although other broker-dealers may make a market in the Subordinated Notes from time to time, there can be no assurance that any other broker-dealer will do so at any time when HSI discontinues its market-making activities. In addition, any such broker-dealer that is engaged in market-making activities may thereafter discontinue such activities at any time at its sole discretion.

     This Prospectus Supplement and the Prospectus may be used by HSI in connection with offers and sales related to market-making activities. HSI may act as principal or agent in any such transactions. Such sales will be made at negotiated prices related to prevailing market prices at the time of sale.

     The Subordinated Notes are offered for sale in those jurisdictions in the United States and Europe where it is legal to make such offers.

     Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Subordinated Notes directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Subordinated Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Corporation except as set forth in the Underwriting Agreement.

     In particular, each Underwriter has represented and agreed that:

          (i) it has not offered or sold and will not offer or sell any Subordinated Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Subordinated Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

          (ii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Subordinated Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on; and

          (iii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any Subordinated Notes in, from or otherwise involving the United Kingdom.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the validity of our Subordinated Notes offered hereby will be passed upon by Cleary, Gottlieb, Steen & Hamilton, special counsel to the Corporation, and for the Underwriters by Shaw Pittman Potts & Trowbridge. From time to time Shaw Pittman Potts & Trowbridge acts as counsel to the Corporation and certain of its affiliates on various matters.

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